

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chiacgo, IL 60606

      Re: **Ryerson Holding Corporation**
                Amendment No. 17 to
                Registration Statement on Form S-1
                Filed December 4, 2013
                File No. 333-164484

Dear Mr. Arnold:

We have reviewed your response to our prior comment letter to you dated June 3, 2013 and have the following additional comments.

Contractual Obligations, page 53

1. We note your response to our prior comment 4 and reissue the comment. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Principal and Selling Stockholders, page 99

2. With each amendment, please update the principal and selling stockholders table to the most recent practicable date.

Report of Independent Registered Public Accounting Firm, page F-2

3. We note your response to our prior comment 5, and reissue the comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 19. Subsequent Events, page F-39

Note 14. Subsequent Events, page F-63

4. We note from the disclosure included in on page F-64 that the Company will make a termination payment to its principal shareholder, Platinum, in connection with the termination of its advisory services agreement that is contingent on the closing of the initial public offering. As this payment is being made the Company's principal shareholder in connection with the planned public offering, we believe it is analogous to a dividend that will be paid from the offering proceeds and should be reflected in pro forma earnings per share for the latest fiscal year and subsequent interim period presented, to the extent that it exceeds the Company's net earnings for the preceding twelve month period. Please note that we are not objecting to the Company's planned accounting treatment for this payment within warehousing, delivery, selling, general and administrative expense upon closing of the public offering. Refer to the guidance outlined in SAB Topic 1:B:3.

5. We note your response to our prior comment 6 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

You may contact Effie Simpson (202) 551-3346 or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.